Office Address: 170 S. Green Valley Pkwy, Ste. 300

Henderson, NV 89012

Mailing Address: P.O. Box 530512

Henderson, NV 89053

Tel: (702) 202-0068

Website: www.thinkinggreen-usa.com

May 15, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR

RE:	Thinking Green
Offering Statement on Form 1-A
Filed April 11, 2018
File No. 024-10829

To Whom It May Concern:

The purpose of this letter is to respond on behalf of the issuer to your letter dated May 8, 2018 regarding the Offering Statement for Thinking Green (File No. 024-10829). For your convenience, your original comments appear in bold text, followed by our response to comment in bold text.

Form 1-A

Risk Factors, page 3

1.	Please discuss your auditor's going concern opinion in the Summary, Risk Factors, and the Liquidity discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences for your business if you are unable to obtain additional financing.

Response to Comment #1

Revised. Please see amendment to the offering statement under “SUMMARY” of subsection “Going Concern.”

Revised. Please see amendment to the offering statement under “RISK FACTORS” of subsection “Our Independent Registered Public Accounting Firm has expressed in its Report on our Audited Consolidated Financial Statements a Substantial Doubt about our Ability to Continue as a Going Concern.”

Revised. Please see amendment to the offering statement under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of subsection “Liquidity and Capital Resources.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

May 15, 2018

Use of Proceeds, page 6

2.	Please clarify here the amount of proceeds needed to get the Las Vegas facility operational. Please also expand this section to include a discussion of what you will do in the event that you are not able to raise adequate proceeds to continue with your business plan. We note in this regard that, as you disclose elsewhere in the Offering Circular, further debt or equity financing may be difficult given the company's balance sheet and existing obligations.

Response to Comment #2

Revised. Please see amendment to the offering statement under “USE OF PROCEEDS.”

Dilution, page 7

3.	In the second sentence of the second paragraph please clarify, if true, that upon your formation the Company issued 23,500,000 shares of common stock. Reference is made to the statement of stockholders' (deficit) on page F-5 whereby the share balance of your outstanding common stock at January 1, 2016 was 23,500,000 shares, representing the earliest period presented. This comment is also applicable to the last sentence in the first paragraph on page 11, under Description of Business. Please revise or advise as to the total shares issued upon formation and the subsequent share issuance.

Response to Comment #3

Revised. Please see amendment to the offering statement under “DILUTION” in the second paragraph.

Revised. Please see amendment to the offering statement under “DESCRIPTION OF BUSINESS” in the first paragraph.

4.	Also, as applicable please provide a comparison of the public offering price per share and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them during the past year, or that they have a right to acquire. Reference is made to the requirements of Item 4 of Part II - Information Required in Offering Circular of Form 1-A.

Response to Comment #4

Not Applicable. Please see disclosure included in the offering statement filed April 11, 2018 and unchanged in the amendment to the offering statement under “DILUTION,” second paragraph.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

May 15, 2018

Offering Period and Expiration Date, page 8

5.	You state throughout the Offering Circular that the offer is not subject to any minimum. Please revise the reference to the Minimum Offering in your description of when the offer will terminate.

Response to Comment #5

Revised. Please see amendment to the offering statement under “PLAN OF DISTRIBUTION.”

Plan of Distribution, page 8

6.	Please clarify if Mr. Ham is relying upon Rule 3a4-1 under the Securities Exchange Act of 1934.

Response to Comment #6

Revised. Please see amendment to the offering statement under “PLAN OF DISTRIBUTION.”

7.	We note the reference to promotional materials on page 9. Please tell us if you have presented, or plan to present, any test the waters materials to potential investors in connection with the offering. If so, please provide us with copies of such materials.

Response to Comment #7

Revised. Please see amendment to the offering statement under “PLAN OF DISTRIBUTION.” We have not presented, nor plan to present, any testing of the waters materials to potential investors in connection with this Offering.

Description of Business, page 11

8.	Please expand this section to include a discussion of your monthly "burn rate," and when you expect that you will need additional funds to operate.

Response to Comment #8

Revised. Please see amendment to the offering statement under “Description of Business.”

9.	We note references attributed to Warren Buffet throughout this section. Please file Mr. Buffet's written consent to the use of these statements as an Exhibit to the Form 1-A, or remove them from the Offering Circular. Refer to Form 1-A III.17.11(a)(ii).

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

May 15, 2018

Response to Comment #9

Removed. Please see amendment to the offering statement under “DESCRIPTION OF BUSINESS” of subsection “Monopolizing Markets,” subsection “Food is the Ultimate Commodity” and subsection “The Art of Site Selection.”

10.	Please revise your Business section to more clearly explain what products and services you expect to provide, and what principal markets will furnish your customers. It is not clear from the current disclosure whether you will provide food, restaurant services, medication, energy, meat packing, brewery or residential real estate services, or some combination of all of the items listed. The disclosure under Marketing & Sales Development appears to state that you intend to market produce to individuals, restaurants and local grocers. Earlier disclosure implies that you will provide other products and services. Please clarify this in the disclosure.

Response to Comment #10

Revised. Please see amendment to the offering statement under “DESCRIPTION OF BUSINESS” and “MARKET ANALYSIS” of subsection of “Marketing & Sales Development.”

Description of Property, page 16

11.	Please file the two land purchase agreements discussed in this section as exhibits with your next amendment.

Response to Comment #11

Filed. Please see amendment to the offering statement for the agreements filed under Exhibits as discussed under “DESCRIPTION OF PROPERTY.”

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 19

12.	Please briefly describe the material steps involved in getting the Las Vegas facility completed, operational, and generating funds. As such, please discuss timelines and the amounts of funds needed for each step in the process. If you will need additional funds, outside of what you can raise in this offering, please make that clear.

Response to Comment #12

Revised. Please see amendment to the offering statement under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of subsection “Plan of Operations.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

May 15, 2018

Directors, Executive Officers and Significant Employees, page 20

13.	Please confirm that Mr. and Mrs. Ham are working full time for the company, or revise the table at the top of page 20 to include the approximate hours per week that each of them will devote to the company.

Response to Comment #13

Revised. Please see the table in the amendment to the offering statement under “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” of subsection “Directors and Executive Officers.”

If you have any further comments and/or questions, please feel free to contact me by e-mail at richard@thinkinggreen-usa.com or telephone at 702 202-0068.

Sincerely,

THINKING GREEN

/s/ Richard Ham

Richard Ham, President